SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2006

ON TRACK INNOVATIONS LTD.
(Name of Registrant)

Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ON TRACK INNOVATIONS LTD.

6-K ITEM

Press Release

For Immediate Release

“Yellow” Convenience Stores to Distribute and Add loading Infrastructure for EasyPark

Increase in Devices Sold Expected to Increase EasyPark Volume 20%

Fort Lee, NJ – October 3, 2006 – On Track Innovations Ltd, (OTI) (NASDAQ: OTIV), a global leader in contactless microprocessor-based smart card solutions, for homeland security, payments, petroleum payments and other applications, today announced that Yellow Convenience stores, managed by Paz, Israel’s leading energy company, will distribute EasyPark devices and integrate contactless readers into its point-of-sale terminals to enable loading of EasyPark devices. With about 250 stations nationwide Yellow will more than double the number of loading stations for EasyPark across the country. Yellow now sells EasyPark devices as well as enables adding value to EasyPark devices. Today EasyPark total volume is approximately one million USD per month. The addition of the readers to Yellow stores is expected to increase EasyPark volume by about 20%. OTI revenues from EasyPark include both product sales as well as seven percent volume transaction fees.

For Yellow, adding a contactless reader to a point-of-sale terminal is easy and cost-effective, allowing Yellow to offer more services to its clients and to increase traffic at the store.

Ben Muskal, General Manager of Yellow said: With EasyPark, we at Yellow expect to increase the number of repeat customers at our locations. With more than 250 Yellow convenience stores across the country, EasyPark users can take advantage of the convenience of purchasing or loading funds to their device, while having the opportunity to grab a cup of coffee and sandwich.”

Oded Bashan, President and CEO of OTI, commented, “Providing EasyPark users convenient ways to purchase and load funds to their devices is a constant goal of ours. These improvements to the service together with the expansion of the network allow OTI to get to more potential customers.”

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EasyPark Quick Facts:

—	EasyPark is accepted in 30 cities around Israel

—	About 350,000 EasyPark devices have been distributed across the country to date

—	About 10,000 EasyPark devices are sold monthly

—	OTI has begun marketing efforts for EasyPark internationally

How Does EasyPark Work?
The EasyPark subscriber simply parks his/her car, turns on the contactless in-vehicle parking meter device displayed in the car window; and when he/she returns, turns the device off. This eliminates the need for parking meters, and creates a uniquely convenient user experience. The EasyPark system can be used for both on-street parking payments and for parking lots, where the device is presented at the gate when entering or exiting the lot.

About OTI
Established in 1990, OTI (NASDAQ: OTIV) designs, develops and markets secure contactless microprocessor-based smart card technology to address the needs of a wide variety of markets. Applications developed by OTI include product solutions for petroleum payment systems, homeland security solutions, electronic passports and IDs, payments, mass transit ticketing, parking, loyalty programs and secure campuses. OTI has a global network of regional offices to market and support its products. The company was awarded the Frost & Sullivan 2005 and 2006 Company of the Year Award in the field of smart cards. For more information on OTI, visit www.otiglobal.com.

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Safe Harbor for Forward-Looking Statements:
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Whenever we use words such as “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate” or similar expressions, we are making forward-looking statements. Because such statements deal with future events and are based on OTI’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of OTI could differ materially from those described in or implied by the statements in this press release. For example, forward-looking statements include statements regarding our goals, beliefs, future growth strategies, objectives, plans or current expectations. Forward-looking statements could be impacted by the failure of Yellow to add EasyPark as anticipated, the failure of OTI to increase revenues as anticipated from the addition by Yellow of EasyPark, by market acceptance of new and existing products and our ability to execute production on orders, as well as the other risk factors discussed in OTI’s Annual Report on Form 20-F for the year ended December 31, 2005, which is on file with the Securities and Exchange Commission. Although OTI believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. OTI disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or circumstances or otherwise.

This press release and other releases are available on www.otiglobal.com

OTI Contact:	Media Relations
Galit Mendelson	Adam Handelsman
Director of Corporate Communications	5W Public Relations
201 944 5200 ext. 111	212 999 5585
galit@otiglobal.com	ahandelsman@5wpr.com

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ON TRACK INNOVATIONS LTD. (Registrant) By: /s/ Oded Bashan —————————————— Oded Bashan President, Chief Executive Officer and Chairman

Date: October 3, 2006